Exhibit 99.9

Consent of Independent Auditors

We have issued our report dated March 27, 2014 with respect to the consolidated financial statements included in the Annual Report of Rio Alto Mining Limited on Form 40-F filed on March 28, 2014. We hereby consent to the inclusion of said report in the Annual Report on Form 40-F.

Vancouver, Canada
March 27, 2014	Chartered Accountants